AFH Acquisition IV, Inc. 8-K

Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Country
Emmaus Medical, Inc. (“Emmaus Medical”)	Delaware

Newfield Nutrition Corporation (1)	Delaware

Emmaus Medical Japan, Inc. (1)	Japan

(1)    This company is a wholly-owned subsidiary of Emmaus Medical.